Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY 10005

January 7, 2013

VIA EDGAR

Ms. Loan Lauren P. Nguyen, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Era Group Inc.
Amendment No. 1 to Registration Statement on Form 10-12B
Filed on December 18, 2012
File No. 001-35701

Dear Ms. Nguyen:

On behalf of Era Group Inc. (“Era Group” or the “Company”), a Delaware corporation, we submit in electronic form for filing the accompanying Amendment No. 2 to the Registration Statement on Form 10 (the “Registration Statement”) of the Company, together with the Information Statement incorporated therein by reference (the “Information Statement”) and other exhibits thereto, marked to indicate changes to Amendment No. 1 to the Registration Statement and Information Statement incorporated therein by reference filed with the Securities and Exchange Commission (the “Commission”) on December 17, 2012.

The Information Statement incorporated by reference into Amendment No. 1 to the Registration Statement provided narrative and tabular compensation disclosure for the years ended December 31, 2011 and 2010. However, pursuant to Item 402 of Regulation S-K, the Company is now required to include compensation disclosure for the year ended December 31, 2012 in the Information Statement. In providing this update to its compensation disclosure, the Company has chosen to take advantage of the scaled compensation disclosure provisions afforded by Section 102(c) of Title I of the Jumpstart Our Business Startups Act of 2011 (the “Jobs Act”), even though it chose not to take advantage of the scaled compensation disclosure requirements in previous filings of the Registration Statement, based on the analysis provided in the following paragraphs.

Era Group qualifies as an “emerging growth company” — it had total gross revenue of less than $1.0 billion in the year ended December 31, 2012 and does not trigger any of the emerging growth company disqualification provisions in Sections 2(a)(19)(A)-(D) of the Securities Act of 1933. In addition, the Commission’s guidance on the Jobs Act makes it clear that in the context of a spin-off, a subsidiary can qualify as an emerging growth company even if the subsidiary’s parent does not so qualify (see Question 53 of the Commission’s Frequently Asked Questions on the Jobs Act (the “Jobs Act FAQs”)).

Section 102(c) of the Jobs Act provides that “... An emerging growth company may comply with section 229.402 of title 17, Code of Federal Regulations, or any successor thereto, by disclosing the same information as any issuer with a market value of outstanding voting and nonvoting common equity held by non-affiliates of less than $75,000,000.” Essentially, Section 102(c) of the Jobs Act provides emerging growth companies with the option of presenting the compensation disclosure “smaller reporting companies” are required to include in registration statements and periodic reports whether or not the emerging growth company itself is a smaller reporting company.
Title I of the Jobs Act makes it clear that emerging growth companies may elect, at their option, to comply with the provisions of the Jobs Act that affect disclosure in registration statements and periodic reports, including scaled compensation disclosure. In only one instance is the election not to take advantage of disclosure provisions of the Jobs Act irrevocable. Section 107(b) of the Jobs Act provides that any election to take advantage or opt out of the extended transition period provided for complying with new or revised accounting standards must be made at the time a registrant is first required to file a registration statement, periodic report or other report with the Commission. Pursuant to Section 107(b), if a registrant elects not to take advantage of the relaxed accounting standard transition period provided under the Jobs Act, the registrant may not change that election in amendments to registration statements or future periodic reports. However, no similar requirement or limitation exists with respect to other provisions of the Jobs Act that affect the disclosure obligations, such as the election to provide scaled compensation disclosure pursuant to Section 102(c) of the Jobs Act or only two years of selected financial data instead of five years pursuant to Section 102(b)(1)(A) of the Jobs Act. As a result, even though Era Group chose not to take advantage of Section 102(c) of the Jobs Act in previous filings of the Registration Statement, nothing in the Jobs Act or related guidance prohibits it from taking advantage of such provisions and providing scaled compensation disclosure in a pre-effective amendment to the Registration Statement. In fact, the Commission has expressed this view in guidance it has issued with respect to the Jobs Act. Question 5 to the Jobs Act FAQs provides that an emerging growth company that initially filed its registration statement prior to April 5, 2012 may amend the registration statement to provide the scaled disclosure available to emerging growth companies in a pre-effective amendment to a pending registration statement or in a post-effective amendment. Although Question 5 addresses the circumstances of a company that filed its initial registration statement prior to enactment of the Jobs Act, we are not aware of anything from a legal or policy perspective that requires a different result for a registrant that initially filed its registration statement after April 5, 2012.
In addition to updated compensation disclosure, Amendment No. 2 to the Registration Statement and the related Information Statement reflect the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Loan Lauren P. Nguyen, dated January 3, 2013 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Information Statement. For your convenience, references in the responses to page numbers are to the marked version of the Information Statement.

The Company has asked us to convey the following as its responses to the Staff:

Questions and Answers about the Company and the Spin-Off, page 3

What will happen to Era Group’s Series A and Series B preferred stock, page 3

1.
Please revise to disclose, if true, that the expected cost of purchasing the Series B Preferred Stock pursuant to the Series B Preferred Stock Exchange Agreement is $50 million dollars and that you intend to borrow this money from your credit facility. Similarly, please disclose on page 7, if true, that of $102.2 million available under your credit facility, you expect to use $50 million dollars to purchase the Series B Preferred Stock.

Response to Comment 1

The Company entered into the Series B Stock Exchange Agreement on December 18, 2012 and consummated the transaction on December 20, 2012. The Information Statement has been revised to reflect the consummation of the Series B Exchange and to respond to the Staff’s comment. Please see, for example, pages 3, 7, 13, 14 and 18 of the Information Statement.

What is the reason for the spin-off, page 3

2.
We note your response to our prior comment 5 and reissue in part. Please tell us the basis for SEACOR’s board of directors’ belief that after the spin-off the aggregate value of your common stock and SEACOR’s will exceed the pre-spin-off value of SEACOR’s common stock because of the difficulty public markets and securities analysts have in evaluating the value of SEACOR. In this regard, we note your disclosure on page 42 that SEACOR’s board of directors noted that “Era Group’s common stock may come under initial selling pressure as certain SEACOR stockholders may sell their shares in Era Group” and that “certain factors such as a lack of historical financial and performance data as an independent company may limit investors’ ability to appropriately value Era Group’s common stock.”

Response to Comment 2

In response to the Staff’s comment, the Company has informed us that SEACOR's board of directors believes that the public markets and securities analysts have a difficult time evaluating SEACOR because of the combination of the Company’s business activities focused on helicopter services and assets and SEACOR's other businesses primarily focused on marine services and assets. SEACOR's board of directors believes public market participants may not fully understand each of the business units, and it is more difficult to compare SEACOR to companies that primarily operate in only one of these business lines. As a result, SEACOR's board of directors believes that the market value of SEACOR's common stock does not accurately reflect the total value of its individual business units. SEACOR's board of directors believes that by creating an independent company focused on helicopter assets and services, while retaining its other businesses that are more focused on marine assets and services, it will be easier for investors and analysts to better understand the business strengths and future prospects of each company's respective businesses. SEACOR's board of directors believes that, over time, this will result in better stock market analysis and a higher aggregate stock price for the Company’s and SEACOR's common stock. The Company has revised the Information Statement to further clarify the reasons why SEACOR’s board of directors believes that, over time, the aggregate value of its common stock and SEACOR’s common stock will exceed the pre-spin-off value of SEACOR’s common stock. Please see page 4 of the Information Statement.

As noted above and in the Information Statement, SEACOR’s board of director’s belief is that over the long-term the aggregate value of the Company’s and SEACOR’s common stock will exceed the pre-spin-off value of SEACOR’s common stock. However, over the short-term, the Company believes there are a number of factors that could have the effect of causing an initial decline in the value of the Company’s common stock. These include the fact that some holders of SEACOR common stock may sell shares in the Company immediately or within a short period after the spin-off and the perceived inability to appropriately value the Company’s common stock due to lack of historical financial and performance data. As a result, the Company believes it is appropriate to balance its disclosure concerning SEACOR’s long-term belief on the value of the Company’s common stock with factors that could affect such value over the short-term.

Summary, page 8

Relationship with SEACOR, page 12

3.
We note your response to our prior comment 10 that the services provided under the Amended and Restated Transition Services Agreement will be calculated on a fixed-fee basis with the agreement specifying fixed fees for each category of services described therein. If possible, please revise to disclose, based on the services that SEACOR currently provides and based on the services that you expect SEACOR will provide after the spin-off, the amount you will pay pursuant to the Amended and Restated Transition Services Agreement or tell us why you are unable to estimate this expense.

Response to Comment 3

The Information Statement has been revised in response to the Staff’s comment. Please see pages 6, 14 and 112 of the Information Statement.

Risk Factors, page 22

Operational risks including, but not limited to, equipment failure, page 25

4.
Please refer to the third paragraph of this risk factor. You state that major global operators have indefinitely suspended operations of EC225 helicopters due to accidents involving these helicopters. You further state that you are still earning a majority of the revenues associated with your EC225 helicopters;

however, you are not collecting hourly revenues since the helicopters are not flying. Please clarify the revenues associated with these helicopters that you are still earning and the basis that you consider them earned. Tell us the amount of revenue considered earned and recognized for these helicopters during the period of suspended operations.

Response to Comment 4

The Company has ten EC225 helicopters in its fleet. The Company has informed us that of these helicopters, seven are on contract-lease to other operators, while three are operating under contract with Company customers. Contracts in the Company’s contract-leasing business range from ones in which only a fixed monthly fee is charged for providing the helicopter, to contracts that charge a fixed monthly fee for providing the helicopter plus variable fee components for providing other services, such as repair and maintenance services and flight crews. The fixed monthly fees represent a majority of the revenues from these contracts, and the terms of the contracts require the lessees to pay the fixed monthly fees regardless of whether or not the helicopters are operating. As a result, even though operation of the EC225s is currently suspended, the Company has continued to receive payments from lessees of the fixed monthly fees under these contracts. For the three EC225 helicopters that the Company is operating under contract with its customers, those contracts allow the Company to provide substitute helicopters to fulfill its obligations under the contract. The Company has continued to provide substitute aircraft to support these customers’ operations and, as a result, has continued to earn revenue on these contracts, albeit at a lower rate than if the EC225s were still operating.

5.
Also in the third paragraph you state that some previously idle AW139 helicopters have been put to work during the suspended operations of the EC225 helicopters. Please tell us the following in regard to AW139 helicopters:

•	the number that were idle when EC225 operations were initially suspended and the reason for being idle,

•	the number put to work during suspended EC225 operations,

•	the number that currently are idle and the reason for such, and

•	if any revenue was recognized while idle, the amount of such revenue and the basis for recognition.

Additionally, if any other of your helicopter types are currently idle, please tell us the types, the number idle and the reason for being idle.

Response to Comment 5

The Company has informed us that, as indicated in the Information Statement, four of the AW139s on contract-lease to Aeróleo were idle between August 2011 and November 2012 because Petrobras Brazil cancelled the award of the contract these helicopters had originally been sent to Brazil to service. When EC225 operations were suspended by the major global operators, Petrobras Brazil issued an emergency tender for medium helicopters, such as the AW139, to support its operations which had previously been supported by EC225s. Aeróleo was awarded one of these contracts with Petrobras Brazil, and, as a result, the four previously idle AW139s were put to work in late November 2012. The Company currently does not have any helicopters it considers to be idle. The Company has revised the Information Statement to clarify the AW139s put to work during the EC225 suspension period were the four AW139s on contract lease to Aeróleo that had been idle since the cancellation of the contract award by Petrobras Brazil in August 2011. Please see pages 27 and 81 of the Information Statement.

Management’s Discussion and Analysis, page 59

Results of Operations, page 66

Nine Months Ended September 30, 2012 compared with Nine Months Ended September 30, 2011, page 67

Operating Expenses, page 67

6.
You disclose that you have power by the hour agreements for the repair and maintenance of your helicopters. These programs require you to pay for the maintenance service ratably over the contract period, typically based on actual flight hours. Power-by-hour providers generally bill you monthly based on hours flown in the prior month, the costs for which you expense as incurred. You state in this section of MD&A that the variance in repair and maintenance expenses was due in part to the timing of repairs. Please explain to us and clarify your disclosure as appropriate why the timing of repairs impacts the amount of repair and maintenance expense given the power by the hour agreements in place and your accounting for such.

Response to Comment 6

The Company has informed us that although it enters into power-by-hour contracts for the repair and maintenance of some of its helicopters, it also incurs repair and maintenance expense through more “traditional” vendor arrangements for other helicopters whereby the Company may obtain repair quotes and authorizes services through a purchase or repair order process.  Under these more traditional repair and maintenance arrangements, the Company records the cost of the repairs and maintenance as the work is completed and typically pays for these repairs and maintenance upon final completion of the service.  As a result, the timing of repairs to and maintenance of helicopters that are subject to more traditional arrangements can have an effect on the amount of the  Company’s operating expenses in any given period.  The Company has revised the Information Statement to clarify that it enters into both power by hour and more traditional arrangements for the repair and maintenance of its helicopters and that as a result timing of repairs could have an effect on the amount of the Company’s operating expenses in any given reporting period.  Please see pages 65, 66, 69 and 72 of the Information Statement.

7.
In connection with the above comment, please clarify in your disclosure whether “expense as incurred” in regard to your power by the hour agreements means accrued during the month in which the actual flight hours occur or at the time payment is made.

Response to Comment 7

The Information Statement has been revised in response to the Staff’s comment. Please see page 65 of the Information Statement.

Administrative and General, page 67

8.
Please quantify each factor stated for the variance so that investors may understand the relative magnitude and contribution by each. This applies to any disclosure in which two or more factors are identified as contributing to a variance. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance.

Response to Comment 8

The Information Statement has been revised in response to the Staff’s comment. Please see page 69 of the Information Statement.

Liquidity and Capital Resources, page 70

Cash Flows, page 71

Cash Flows from Operating Activities, page 71

9.
In the first paragraph under the table on page 72, it appears that the factors identified appear to virtually cancel each other out, so it is not clear how operating income before depreciation and gains on asset dispositions and impairments contributed to the variance in operating cash flows. Please revise as appropriate. Also, please note that it may not be clear how or why a decrease in operating income, prepared on the accrual basis of accounting, contributes to a variance in cash of operating activities without further analysis of the underlying factors within that directly affected cash. Please revise your disclosure accordingly.

Response to Comment 9

The Information Statement has been revised in response to the first portion of the Staff’s comment. Please see page 74 of the Information Statement.

The Company believes that the tabular reconciliation included under the heading “Cash Flows from Operating Activities,” which is consistent with the presentation included in SEACOR’s annual and quarterly reports in response to a similar Staff comment with respect to SEACOR’s annual report on Form 10-K, provides the detail readers require (see specifically the line entitled “Changes in operating assets and liabilities before interest and income taxes”) in order to understand the effect of the non-cash component of cash flows provided by operating activities attributable to accrual basis accounting. The Company believes this presentation is preferable to a textual note on this point and would prefer to retain the current disclosure.

Index to Consolidated Financial Statements, page F-1

10.
Please note that it appears that your financial statements will need to be updated if the effectiveness of your filing occurs on or after February 15, 2013. Refer to rule 3-12(b) and (d) of Regulation S-X for guidance.

Response to Comment 10

The Company acknowledges the Staff’s comment and confirms that if the effectiveness of the Registration Statement occurs on or after February 15, 2013 it will include updated financial statements in the Information Statement.
*        *        *
Conclusion

We thank the Staff for its attention to the Company’s submission and we look forward to hearing from you regarding the Registration Statement and the related Information Statement. If I can be of any assistance during the staff’s review of the enclosed draft Registration Statement, please contact me, collect, by telephone at (212) 530-5022 or by facsimile at (212) 822-5022. I can also be reached by e-mail at rdmiller@milbank.com.

Very truly yours,

/s/ Rod Miller, Esq.

Era Group Inc.
818 Town & Country Blvd.,
Suite 200
Houston, Texas 77024
Tel: (281) 606-4900

January 7, 2012

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Loan Lauren P. Nguyen

Re:	Era Group Inc. (the “Company”)
Registration Statement on Form 10-12B (No. 001-35701) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Era Group Inc.

By:	/s/ Christopher S. Bradshaw
	Name:	Christopher S. Bradshaw
	Title:	Chief Financial Officer